UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras Reaches Coordinated Resolutions with Authorities in the United States and Agreement to Remit Bulk of Associated Payments to Brazil

Rio de Janeiro, September 27, 2018 – Petróleo Brasileiro S.A. – Petrobras announces that it has reached coordinated resolutions of investigations by the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) related to the company’s internal controls, books and records, and financial statements during the period from 2003 to 2012. Petrobras also will enter into an agreement with the Brazilian Federal Prosecutor´s Office, Ministério Público Federal (“MPF”), as the underlying facts were uncovered in the investigation by the Brazilian authorities in Operation Car Wash (“Lava Jato”), enabling 80 percent of the associated payments to be invested in Brazil.

The separate agreements fully resolve the investigations of U.S. authorities. Under the agreements, Petrobras will pay US$85.3 million to the DOJ and the same amount of US$85.3 million to the SEC. The agreements also credit Petrobras’s remittance of US$682.6 million (80 percent of the resolution amount) to the Brazilian authorities to be deposited by Petrobras into a special fund and used according to a consent agreement that will be signed with the MPF.

Through Operation Car Wash, Brazilian authorities, including the Brazilian Supreme Court, have affirmed that certain former Petrobras executives and others engaged in a corrupt scheme that harmed and caused severe financial loss to Petrobras. Petrobras has already recovered more than R$2.5 billion in restitution in Brazil and will continue to pursue available legal remedies from all culpable companies and individuals. Under these agreements, DOJ also recognizes Petrobras’s status as a victim of the embezzlement scheme and the SEC recognizes the company’s status as an Assistant to the Prosecutor in more than 50 criminal proceedings in Brazil.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The agreements that constitute this resolution are as follows:

•

A non-prosecution agreement with the DOJ under which Petrobras accepts responsibility under U.S. criminal law for the acts of certain former Petrobras executives and officers that gave rise to violations of books and records and internal controls provisions under Title 15 of the United States Code, section 78m. None of those individuals remain employed by or associated with the company. The agreement acknowledges that, in addition to the misconduct described by the DOJ, the company was victimized by an embezzlement scheme that included the participation of former executives and officers of Petrobras.

•

An agreement with the SEC resolving allegations that those same former executives committed violations of certain provisions of the Securities Act of 1933, as well as of the books and records and internal controls and false filings provisions of the Securities Exchange Act of 1934. These alleged violations, none of which require a finding of intent, resulted in misstatements and omissions in filings made with the SEC and in documents relating to a global public offering of equity securities in 2010. The SEC agreement limits the company’s admissions to those facts related to the DOJ agreement.

•

A consent agreement to be signed with the MPF without attribution of liability to the company under Brazilian law. The agreement provides that US$682.6 million will be deposited by Petrobras into a special fund in Brazil to be used in strict accordance with the terms and conditions of the consent agreement, including for various social and educational programs to promote transparency, citizenship and compliance in the public sector.

The resolution is in Petrobras’s best interest and that of its shareholders. It puts an end to the uncertainties, risks, burdens and costs of potential prosecution and protracted litigation in the United States.

The SEC also recognized that the payments Petrobras already made under its previously announced settlement of a securities class action lawsuit in the United States will be credited to satisfy the payment of US$933.4 million. As a result, Petrobras will not make any additional payment to the SEC beyond the US$85.3 million referenced above.

The SEC and DOJ agreements also both recognize Petrobras’s compliance program, internal control and anti-corruption procedure enhancements. As part of its agreement with the DOJ, Petrobras has agreed to continue to evaluate and enhance these initiatives.

The company will recognize a provision of US$853.2 million, or an estimated R$3.6 billion, including taxes, in its financial statements for the third quarter of 2018.

NOTE TO EDITORS: Additional details of the agreements with the DOJ and SEC and the relevant documents will be made available at www.justice.gov and www.sec.gov.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer